# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PERFECT MOMENT LTD., CIK 0001849221
CUSIP: 713715100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 244 Fifth Avenue, Suite 1219, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002002060

## Reporting persons
- Reeve Benaron: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 850,000; shared voting power 0; sole dispositive power 850,000; shared dispositive power 0; aggregate amount beneficially owned 850,000 (5.23% of the class)
  Comment: (1) Reeve Benaron has sole voting and dispositive power over all securities of Issuer reported herein but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest, if any, therein. (2) Percent of class is based on. 16,292,889 shares of Common Stock of Perfect Moment Ltd. ("Issuer") outstanding as of December 16, 2024.
- Kahala19 LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 850,000 (5.23% of the class)
  Comment: (1) Kahala19 LLC ("Kahala19") directly holds the securities reported herein. In addition, Kahala19 holds a secured convertible promissory note in the principal amount of $2 million, which at maturity is initially convertible into 2.3 million shares of Issuer's common stock. Aggregate ownership of Issuer's common stock by Kahala19 is subject to a 4.99% limit at any one time. (2) Percent of class is based on 16,292,889 shares of Common Stock of Issuer outstanding as of December 16, 2024.
- Vantage19 LLC: type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 850,000 (5.23% of the class)
  Comment: (1) Vantage19 LLC is the manager of Kahala19 ("Manager") and therefore, may be deemed to beneficially own the securities of Issuer held by Kahala19. Manager has vested all management authority and power in Reeve Benaron. Aggregate ownership of Issuer's common stock by Kahala19 is subject to a 4.99% limit at any one time. (2) Percent of class is based on 16,292,889 shares of Common Stock of Issuer outstanding as of December 16, 2024.

## Item 1. Issuer
Name of issuer: PERFECT MOMENT LTD.
Address of issuer's principal executive offices: 244 Fifth Avenue, Suite 1219, New York, NY 10001

## Item 2. Person Filing
Name of person filing:
Reeve Benaron

Kahala19 LLC

Vantage19 LLC
Address of principal business office or, if none, residence:
Reeve Benaron, 11550 N Meridian St, Suite 125, Carmel, IN, 46032

Kahala19 LLC, 11550 N Meridian Street, Suite 125, Carmel, IN 46032

Vantage19 LLC, 11550 N Meridian St, Suite 125, Carmel, IN, 46032
Citizenship:
Reeve Benaron is a U.S. citizen.

Kahala19 LLC is a Wyoming limited liability company.

Vantage19 LLC is an Indiana limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: The information required by this Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row (5) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row (6) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row (7) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row (8) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Reeve Benaron: /s/ Reeve Benaron, Reeve Benaron (02/19/2025)
- Kahala19 LLC: /s/ Reeve Benaron, Reeve Benaron, Attorney-in-Fact for Kahala19 LLC (02/19/2025)
- Vantage19 LLC: /s/ Reeve Benaron, Reeve Benaron, Attorney-in-Fact for Vantage19 LLC, Manager of Kahala19 LLC (02/19/2025)